Exhibit 77D - Policies with respect to security investments - for Period Ended 12-31-2006

First Trust/Aberdeen Emerging Opportunity Fund

The Fund is currently permitted to engage in currency hedging transactions only for portfolio hedging involving portfolio positions. At a meeting held on February 21, 2007, the Board of Trustees adopted a policy to permit the Fund to engage in currency transactions to hedge interest rate and currency risks associated with the Fund's borrowings. This change in policy was not required to be, and was not, approved by the shareholders of the Fund. The new policy may also be changed by the Board of Trustees without shareholder approval. The new policy will be effective on April 29, 2007.